UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 13, 2012

Commission File Number 000-29360

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-90750, 333-117646, 333-141680 and 333-169241), and Form F-3 (File No. 333-183566) to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

CONTENTS

This Form 6-K of RiT Technologies Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

Press release dated December 13, 2012: RiT Continues Realigning Process to Position It for Future Growth: Announces Product Mix, Financing and Team Changes

A copy of the press release is attached hereto as Exhibit 99.1, and incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: December 13, 2012	By:	/s/ Eli Gendler
Eli Gendler, CFO

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Press release dated December 13, 2012: RiT Continues Realigning Process to Position It for Future Growth: Announces Product Mix, Financing and Team Changes